April 13, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler
Mr. Preston Brewer

Re:	KemPharm, Inc.
Registration Statement on Form S-1
File No. 333-202660

Acceleration Request
	Requested Date:	Wednesday, April 15, 2015
	Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-202660) (the “Registration Statement”) to become effective on April 15, 2015, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP, counsel to the Registrant, confirming this request. The Registrant hereby authorizes each of Brent Siler, Matthew Dubofsky, Mark Ballantyne and Nathan Jeffries of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brent Siler of Cooley LLP, counsel to the Registrant, at (202) 728-7040, or in his absence, any of Matthew Dubofsky at (720) 566-4244, Mark Ballantyne at (703) 456-8084 or Nathan Jeffries at (720) 566-4104.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KemPharm, Inc.

By:	/s/ Travis C. Mickle
Travis C. Mickle, Ph.D.
President and Chief Executive Officer

cc:	Gordon K. Johnson, KemPharm, Inc.
James C.T. Linfield, Cooley LLP
Brent B. Siler, Cooley LLP
Matthew P. Dubofsky, Cooley LLP
David Pollack, Morgan, Lewis & Bockius LLP